Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2013

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board.

Petroleum and Natural Gas Reserve Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in Baytex's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2013 were as follows:

	Canada			United States			Total
	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(bcf)	(mbbl)	(mbbl)	(bcf)	(mbbl)	(mbbl)	(bcf)
Net proved reserves
December 31, 2011	86,827	16,183	60,788	17,362	—	9,656	104,189	16,183	70,444
Revisions of previous estimates	(4,595)	726	(5,940)	7,968	—	4,366	3,373	726	(1,574)
Improved recovery	227	—	—	—	—	—	227	—	—
Purchases	49	688	—	—	—	—	49	688	—
Extensions and discoveries	5,333	—	7,066	912	—	129	6,245	—	7,195
Production	(13,499)	(530)	(13,187)	(611)	—	(20)	(14,110)	(530)	(13,207)
Sales of minerals in place	(14)	—	(16)	(9,680)	—	(5,534)	(9,694)	—	(5,550)
December 31, 2012	74,328	17,067	48,711	15,951	—	8,597	90,279	17,067	57,308
Revisions of previous estimates	(342)	1,142	7,314	8,263	—	23,512	7,921	1,142	30,826
Improved recovery	209	—	—	—	—	—	209	—	—
Purchases	—	—	—	—	—	—	—	—	—
Extensions and discoveries	10,566	—	2,825	659	—	751	11,225	—	3,576
Production	(12,632)	(846)	(13,020)	(771)	—	(80)	(13,403)	(846)	(13,100)
Sales of minerals in place	(1,086)	—	—	—	—	—	(1,086)	—	—
December 31, 2013	71,043	17,363	45,830	24,102	—	32,780	95,145	17,363	78,610
Net proved developed reserves
End of year 2011	47,038	4,136	47,528	3,345	—	137	50,383	4,136	47,665
End of year 2012	43,394	4,623	35,875	4,021	—	1,951	47,415	4,623	37,826
End of year 2013	43,161	9,929	35,017	4,325	—	5,091	47,486	9,929	40,108

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2013

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures”, and based on crude oil, NGL and natural gas reserve and production volumes estimated by Baytex's independent reserves evaluator, Sproule Associates Limited. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2013 and 2012.

	Commodity Pricing
	2013	2012
WTI crude (US$/bbl)	$96.94	$94.71
Edmonton par (Cdn$/bbl)	$92.73	$87.90
Heavy oil(1) (Cdn$/bbl)	$74.22	$75.19
AECO-C spot price (Cdn$/mmbtu)	$3.16	$2.37
Henry Hub (US$/mmbtu)	$3.68	$2.75
Exchange rate (US$/Cdn$)	0.9717	1.0001

(1) Heavy oil pricing refers to Western Canadian Select reference price.

The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2013	2012	2013	2012	2013	2012
Future cash inflows	$5,908,063	$5,956,639	$2,262,625	$1,111,321	$8,170,688	$7,067,960
Future production costs	(2,446,053)	(2,206,149)	(500,460)	(338,396)	(2,946,513)	(2,544,545)
Future development costs	(647,433)	(803,658)	(619,088)	(314,556)	(1,266,521)	(1,118,214)
Future income taxes	(372,089)	(403,538)	(444,121)	(173,864)	(816,210)	(577,402)
Future net cash flows	2,442,488	2,543,294	698,956	284,505	3,141,444	2,827,799
Deduct: 10% annual discount factor	(742,421)	(815,734)	(395,433)	(171,060)	(1,137,854)	(986,794)
Standardized measure	$1,700,067	$1,727,560	$303,523	$113,445	$2,003,590	$1,841,005

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2013

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

As at December 31, 2013 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,727,560	$113,445	$1,841,005
Sales, net of production costs	(716,841)	(44,581)	(761,422)
Net change in prices and production costs related to future production	16,617	16,974	33,591
Changes in previously estimated production costs incurred during the period	80,168	(224,833)	(144,665)
Development costs incurred during the period	467,191	75,176	542,367
Extensions, discoveries and improved recovery, net of related costs	248,269	218,266	466,535
Revisions of previous quantity estimates	(284,204)	244,884	(39,320)
Sales of reserves in place	(7,498)	—	(7,498)
Purchases of reserves in place	—	—	—
Accretion of discount	160,493	18,380	178,873
Net change in income taxes	8,312	(114,188)	(105,876)
Balance, end of year	$1,700,067	$303,523	$2,003,590

As at December 31, 2012 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$2,298,710	$220,588	$2,519,298
Sales, net of production costs	(634,315)	(34,285)	(668,600)
Net change in prices and production costs related to future production	(267,076)	(39,700)	(306,776)
Changes in previously estimated production costs incurred during the period	155,924	211,792	367,716
Extensions, discoveries and improved recovery, net of related costs	77,179	8,488	85,667
Revisions of previous quantity estimates	(356,809)	(136,589)	(493,398)
Sales of reserves in place	(244)	(135,316)	(135,560)
Purchases of reserves in place	8,384	—	8,384
Accretion of discount	226,413	25,540	251,953
Net change in income taxes	219,394	(7,073)	212,321
Balance, end of year	$1,727,560	$113,445	$1,841,005

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2013 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,047,557	$290,761	$3,338,318
Unproved properties	127,736	35,556	163,292
Total capital costs	3,175,293	326,317	3,501,610
Accumulated depletion and depreciation	(999,832)	(38,207)	(1,038,039)
Net capitalized costs	$2,175,461	$288,110	$2,463,571

As at December 31, 2012 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$2,568,719	$189,590	$2,758,309
Unproved properties	200,439	39,576	240,015
Total capital costs	2,769,158	229,166	2,998,324
Accumulated depletion and depreciation	(705,198)	(15,535)	(720,733)
Net capitalized costs	$2,063,960	$213,631	$2,277,591

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2013

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2013 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs(1)
Proved properties	$3,604	$90	$3,694
Unproved properties	707	2,353	3,060
Property dispositions	(45,003)	(833)	(45,836)
Development costs(2)	467,191	75,176	542,367
Exploration costs (3)	7,110	1,423	8,533
Total	$433,609	$78,209	$511,818

For year ended December 31, 2012 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$8,023	$247	$8,270
Unproved properties	125,259	10,513	135,772
Property dispositions	(4,363)	(310,615)	(314,978)
Development costs (2)	327,384	79,207	406,591
Exploration costs (3)	5,660	6,374	12,034
Total	$461,963	$(214,274)	$247,689
(1) Acquisitions are net of disposition of properties.
(2) Represents development and facilities capital expenditures.
(3) Represents cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2013 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,049,268	$66,142	$1,115,410
Less:
Operating costs, production and mineral taxes	253,958	21,561	275,519
Transportation expense	158,841	—	158,841
Depreciation and depletion	307,845	21,108	328,953
Operating income (loss)	328,624	23,473	352,097
Income taxes	—	(6,821)	(6,821)
Results of operations (1)	$328,624	$30,294	$358,918
Depletion rate per net boe	15.63	17.88	15.76

For year ended December 31, 2012 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$979,674	$45,275	$1,024,949
Less:
Operating costs, production and mineral taxes	221,384	10,991	232,375
Transportation expense	207,240	—	207,240
Depreciation and depletion	283,370	14,427	297,797
Operating income (loss)	267,680	19,857	287,537
Income taxes	—	10,162	10,162
Results of operations (1)	$267,680	$9,695	$277,375
Depletion rate per net boe	14.95	18.13	15.08

(1) Excludes corporate overhead and interest costs.

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